Filed by Urgent.ly Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934 Subject Company: Otonomo Technologies Ltd. Commission File No.: 001-40744 Date: February 15, 2023 Q4 and Full Year 2022 Earnings Call February 15, 2023

DISCLAIMER Forward Looking Statements This communication contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward- looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Otonomo are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently files from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Additional Information In connection with the proposed transaction, Urgently intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent to all Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in the Solicitation Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Proxy Statement/Prospectus relating to the proposed transaction that Urgently intends to file with the SEC.

Q4 and Full Year 2022 Earnings Call Ben Volkow Bonnie Moav

Urgently Merger Otonomo: Business Highlights Q4 Agenda Strategic Alliances Financials

& Igniting A New Generation of Mobility Services

U.S.-based leading provider of digital roadside and mobility assistance technology 230 Headquarters in Vienna, 2022 revenue of Employees Virginia, U.S.A. more than $185M* Investors include: BMW i Ventures, Porsche Ventures, Jaguar Land Rover’s InMotion Ventures, American Tire Distributors, Iron Gate Capital and Emerald Technology Ventures *The revenue figure for the year ended December 31, 2022 included in this presentation is preliminary, has not been reviewed or audited, is based upon Urgently’s estimates, and was prepared prior the the completion of the company’s financial statement close process. There can be no assurance that the actual results will not differ from the preliminary financial information presented herein and such changes could be material.

Otonomo & Urgently A Mobility Services Powerhouse MARKET COVERAGE MARKET MAKING GO-TO-MARKET Solutions operating in more Highly differentiated & Several joint customers than 26 countries synergistic portfolios with others in the pipeline ~80K+ Connected Assistance 36 registered and More than 100 partnership Service Professionals pending patents agreements Up to 70 million Creates cross-selling vehicles covered revenue opportunities

Mobility Economy Increases the Addressable Market* TAM - $220B Urgently SAM - >$100B Each connected vehicle creates multiple Mobility Services opportunities to monetize data Vehicle Financing, Infrastructure Leasing & Use Payment Fleet 13% Management 16% management 1% Smart Payment Traffic Cities 15% 1.7 billion Maintenance Rental Motor Repair, connected vehicles Insurance 14% 41% Maintenance by 2030 & Remote Diagnostics Insurance RSA *Market Sizing estimated by PTOLEMUS, Consulting Group, May 2022

Merger Highlights New combined Otonomo Transaction Post-closing, company will be shareholders are expected to close Otonomo, including called Urgently; expected to own in the third The Floow, will be a ticker “ULY” 33% of Urgently* quarter of 2023 subsidiary of Urgently Upon closing: Ben Volkow Matt Booth Tim Huffmyer BoD CEO CFO *On a fully diluted basis and subject to adjustments to the final exchange ratio pursuant to the definitive agreement.

Business Highlights

Otonomo Q4 Highlights 82% Of Q4 revenue was 21 recurring revenue New customer agreements $3.6M $6.3M 6% Backlog as of Bookings for Q4* December 31st , 2022** Quarter over quarter increase in revenue *Bookings: Total value of contract that was committed during the reporting quarter over the full term of the contract. **Backlog: Secured future revenue as of end of quarter.

Otonomo 2022 Highlights Increased OEM contracts from 22 to 24 Launched $4.8M Fleet Mileage and Recurring revenue for Maintenance 55 the full year 2022 Completed management consoles as new customers The Floow well as Floowfusion acquisition 5.5x More fleet vehicles on $7M $9.3M the platform 2022 Revenue Bookings for 2022 *Bookings: Total value of contract that was committed during the reporting quarter over the full term of the contract.

Strategic Alliances

Otonomo: Strategic Partnerships ENHANCING MAPPING SERVICES Microsoft Maps will use streaming connected vehicle data to enhance Microsoft Azure and Bing Mapping products and services, including providing current traffic conditions, accident notification, and route optimization.

Otonomo: Strategic Partnerships MODERNIZING FLEETS As part of a multi-year partnership with global automobile manufacturer Renault, Otonomo will provide fleet customers with easier and cost- effective access to rich, actionable vehicle data insights across multiple Renault vehicle brands.

Otonomo: Strategic Partnerships POWERING TRAFFIC INTELLIGENCE Iteris, a public company that provides a technology ecosystem for smart mobility infrastructure management, has signed a multi- year agreement with Otonomo to support traffic intelligence solutions for both public sector and commercial enterprise markets.

Otonomo: Strategic Partnerships IMPROVING ROAD SAFETY The business unit within Michelin Group specialized in driving behavior data analysis, MICHELIN DDi will leverage connected vehicle data to identify potential crash hotspots and improve road safety across Europe.

Financials

Otonomo: Q4 2022 Financials ANNUAL RECURRING RECURRING REVENUE BOOKINGS* BACKLOG** REVENUE $6.3M $2.1M $2.9M $7.0M $4.7M +45% +31% $6.7M +5% $4.8M $2.0M $1.1M YoY QoQ QoQ QoQ *Bookings: Total value of contract that was committed during the reporting quarter over the full term of the contract. **Backlog: Secured future revenue as of end of quarter.

Otonomo: Q4 2022 Financials GAAP OPERATING NON-GAAP* COST OF REVENUE OPERATING LOSS LOSS AND OPEX $14.0M $13.8M $17.2M $19.3M $16.2M $17.2M *For a definition of non-GAAP operating loss and a reconciliation of such non-GAAP financial measure to the most directly comparable GAAP financial measure, please see “Use of non-GAAP Financial Information” and “Reconciliation of GAAP to non-GAAP Financial Information.”

Three months period Reconciliation ended December 31 of GAAP to Million USD 2022 2021 Non-GAAP Financial GAAP operating loss 17.2 16.2 Information Share-based compensation 2.3 1.8 Amortization and depreciation 0.01 0.4 Impairment of Goodwill and intangible assets 2.2 - Contingent liability income (1.2) - 3.4 2.2 Non-GAAP* operating Loss 13.8 14.0 *For a definition of non-GAAP operating loss and a reconciliation of such non-GAAP financial measure to the most directly comparable GAAP financial measure, please see “Use of non-GAAP Financial Information” and “Reconciliation of GAAP to non-GAAP Financial Information.”

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